INNERSCOPE ADVERRTISING AGENCY, INC.

2281 Lava Ridge Court, Suite 130

Roseville, CA 95661

June 15, 2016

Filed Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4631

ATTN:	Larry Spiegel
Assistant Director

Re:	Innerscope Advertising Agency, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed June 15, 2016
File No. 333-209341

Dear Mr. Spiegel:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated June 6, 2016, with respect to the above-referenced filing. Amendment No. 3 to Registration Statement on Form S-1 of Innerscope Advertising Agency, Inc., a Nevada corporation (the “Company”), incorporates our responses to your comments. Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

Description of the Business, page 26

1.	We note your disclosure that the Alliance Plan will enable the Company “to make a profit of the net margin on the sales, which will be paid directly to the Alliance by GN ReSound” and “GN ReSound will collect all accounts receivables from the Alliance dealer, and on a monthly basis GN ReSound will pay the difference of the full Alliance discount and the local dealer discount set forth b the Company to the Alliance.” It appears that the Alliance members do not receive the full Alliance discount, but will receive a reduced local dealer discount determined by the Company. It also appears that it is the Company, and not the Alliance, that receives the difference between the discounts from GN ReSound and has the rights to and benefits of this net margin. Please clarify further how the Alliance plan will operate and how the Company intends to generate revenues from this plan.

Response 1: It is in fact the Company that has the rights and benefits of the net margin pursuant to the agreement with GN ReSound as Intela-Hear, LLC (a wholly owned subsidiary of the Company entered into the GN ReSound Agreement. The Alliance Plan will operate as follows:

•	Independent retailers will be offered a price to purchase product directly from GN Resound at a discount to the price that same retailer can purchase that same product today from GN ReSound.
•	GN ReSound will bill the retailer and collect from the retailer.
•	GN Resound will remit to the Company the difference between the Alliance member’s price and the cost that the Company has negotiated pursuant to the GN ReSound Agreement.
o	Using widgets an example:
▪	Company A is a manufacturer of widgets and wholesales said widgets to wholesalers and retailers across the nation;
▪	Company B is a large scale retailer of the widgets sold by Company A;
▪	Company A and Company B have entered into an agreement whereby if Company A’s wholesale price for a widget is $20.00, pursuant to the agreement signed by A and B, Company B has negotiated the cost to be $6.00;
▪	Pursuant to the agreement, Company B is permitted to create a buying group where other retailers are eligible to join this buying group for no fees or charges and purchase Company A products at a significantly discounted price set by Company B. If Company B were to set the price for members of the buying group at $11 per widget, then Company B would be entitled to receive a $5 rebate from Company A for the difference between the buying group price and Company B’s purchase price per the agreement. Company B will record this rebate as revenue.
•	The Company will be the marketing arm for the Alliance and all members will have access to our direct mail marketing campaign and time-tested marketing materials for direct mail and newspaper advertisements.
•	The Company (on behalf of the Alliance) will be creating a Business Development Fund (BDF) for every Alliance Member created from their monthly hearing device purchases. The Company (on behalf of the Alliance) will contribute 5% of the monthly total or net paid hearing instruments purchased through the member’s Alliance account every month and deposited into a BDF to be used or credited toward that member’s future marketing/advertising.
•	The Alliance plan also provides for an exclusive and protected territory. This insures that NO competitors in the member’s market area has the right to sell or use:

~The Alliance’s private label brand hearing instruments.

~The Alliance’s proprietary programming software (only authorized Alliance businesses can program the hearing instruments)

~Any marketing, advertising, or price strategies (exclusive to only Alliance businesses)

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Matthew Moore

Matthew Moore

President

cc:         Ryan S Anderson, Esq.